EXHIBIT 3.4

AMENDMENT TO THE BY-LAWS OF
BRAINWORKS VENTURES, INC.

Adopted June 26, 2003

1.

The By-laws of Brainworks Ventures, Inc. (the “Company”) are hereby amended by striking Section 1.4 thereof in its entirety and by replacing it with the following:

Section 1.4

FISCAL YEAR. The fiscal year of the Corporation shall end on December 31 of each year, but may be changed by resolution of the Board of Directors.

2.

The Company’s By-laws are hereby further amended by striking Section 5.2 thereof in its entirety and by replacing it with the following:

Section 5.2

ANNUAL MEETING. An annual meeting of the Shareholders shall be held on such time and date following the close of the fiscal year as shall be determined by the Board of Directors for the purpose of electing Directors and transacting such other business as may properly be brought before the meeting. Failure to hold the annual meeting at the designated time shall not work a forfeiture or dissolution of the Corporation.